

April 20, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

> **Re:** **Beazer Homes USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 7, 2011**
> **File No. 333-172482**

Dear Mr. Khoury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the acknowledgements you have provided at the end of your response letter dated April 7, 2011. However, these acknowledgements pertain to filings made in the Securities Exchange Act of 1934, as amended, and are not applicable to filings made under the Securities Act of 1933, as amended. As your registration statement is a Securities Act filing, please provide us with a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Subsidiary Guarantees, page 40

2. We note your response to comment nine of our letter dated March 25, 2011, but we cannot accept your "no-sale" theory. We note that you are relying on the accommodation created by the Exxon-Capital no-action letter and its progeny. Pursuant to the accommodation, you must identify all of the guarantors in your registration statement, naming them as co-registrants. If, in the future, there are additional guarantors, you must register the offer and sale of their guarantees on a new registration statement. Please see Question 210.01 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website.

Legal Matters, page 69

3. We note your response to comment 11 of our letter dated March 25, 2011, and we reissue this comment. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act of 1933, as amended. In this regard, we note that counsel's address should appear in the body of the registration statement itself, not merely in the exhibits to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Patrick Macken
    Troutman Sanders LLP
    via facsimile at (404) 962-6742